August 6, 2025

Jeremy Allaire
Chief Executive Officer
Circle Internet Group, Inc.
One World Trade Center
New York, NY 10007

        Re: Circle Internet Group, Inc.
            Draft Registration Statement on Form S-1
            Submitted August 4, 2025
            CIK No. 0001876042
Dear Jeremy Allaire:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sonia Bednarowski at 202-551-3666 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets